UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No: 5)*

PLBY Group, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

72814P109

(CUSIP Number)

Audrey DiMarzo
801 Northpoint Parkway, Suite 129
West Palm Beach, FL 33407
(248) 594-4776
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP: 72814P109

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1	NAMES OF REPORTING PERSONS Suhail Rizvi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,798,279 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,798,279
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,798,279 (1)(2)(3)(4)(5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.40% (6)
14	TYPE OF REPORTING PERSON IN

(1) Includes 32,496 restricted stock units (“RSUs”) in respect of shares of Common Stock which have vested or are scheduled to vest within sixty days of the date hereof. Does not include 4,998 unvested RSUs as they do not vest within sixty days of the date hereof.

(2) Includes shares held directly by Rizvi Opportunistic Equity Fund (TI), L.P. (“ROEF (TI)”), Rizvi Opportunistic Equity Fund I-B (TI), L.P. (“ROEF I-B (TI)”), Rizvi Opportunistic Equity Fund I-B, L.P. (“ROEF I-B”), Rizvi Opportunistic Equity Fund, L.P. (“ROEF”), Rizvi Traverse Partners, LLC (“RTP LLC”) and RT-ICON FF LLC (“RT FF”) (collectively, the “Rizvi Traverse Entities”). RTM-ICON, LLC (“RTM-ICON”) is the manager of RT FF. Rizvi Traverse Management, LLC (“Rizvi Traverse”) is the sole member of RTM-ICON, the general partner of each of ROEF (TI), ROEF I-B (TI), ROEF I-B and ROEF and the managing member of RTP LLC. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of Rizvi Traverse. Each of RTM-ICON, Rizvi Traverse, and Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by the Rizvi Traverse Entities, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(3) Includes shares held directly by Rizvi Opportunistic Equity Fund II, L.P. (“ROEF II”). Rizvi Traverse GP II, LLC (“RT GP II” and, together with Rizvi Traverse, ROEF II and Messrs. Rizvi and Giampetroni, the “Reporting Persons”) is the general partner of ROEF II. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of RT GP II. Each of ROEF II, RT GP II, Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by ROEF II, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(4) Includes shares held directly by Rizvi Traverse Partners II, LLC (“RTP II LLC”). Rizvi Traverse Management II, LLC (“RTM II”) is the manager of RTP II LLC. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of RTM II. Each of RTM II and Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by RTP II LLC, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(5) Includes shares held directly by Rizvi Interests Inc. (“Rizvi Interests”). Mr. Suhail Rizvi is the controlling shareholder of Rizvi Interests. Mr. Rizvi may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Rizvi Interests, but disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(6) Based on 71,708,659 shares of Common Stock, which is the sum of (a) 45,790,268 shares of Common Stock outstanding as of November 3, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2022, (b) 6,357,341 shares of Common Stock issued by the Issuer on or about January 24, 2023 pursuant to the offering contemplated by the prospectus supplement, dated January 24, 2023, and accompanying prospectus, dated September 2, 2022, and (c) 19,561,050 shares of Common Stock issued by the Issuer in connection with the Rights Offering (as defined herein).

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1	NAMES OF REPORTING PERSONS John Giampetroni
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,765,783
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,765,783
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,765,783 (1)(2)(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.35% (5)
14	TYPE OF REPORTING PERSON IN

(1) Includes shares held directly by the Rizvi Traverse Entities. RTM-ICON is the manager of RT FF. Rizvi Traverse is the sole member of RTM-ICON, the general partner of each of ROEF (TI), ROEF I-B (TI), ROEF I-B and ROEF and the managing member of RTP LLC. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of Rizvi Traverse. Each of RTM-ICON, Rizvi Traverse, and Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by the Rizvi Traverse Entities, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(2) Includes shares held directly by ROEF II. RT GP II is the general partner of ROEF II. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of RT GP II. Each of ROEF II, RT GP II, Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by ROEF II, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(3) Includes shares held directly by RTP II LLC. RTM II is the manager of RTP II LLC. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of RTM II. Each of RTM II and Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by RTP II LLC, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(4) Includes shares held directly by Traverse Capital Partners LLC (“TCP”). Mr. John Giampetroni owns all of the equity interests of TCP. Mr. Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by TCP, but disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(5) Based on 71,708,659 shares of Common Stock, which is the sum of (a) 45,790,268 shares of Common Stock outstanding as of November 3, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2022, (b) 6,357,341 shares of Common Stock issued by the Issuer on or about January 24, 2023 pursuant to the offering contemplated by the prospectus supplement, dated January 24, 2023, and accompanying prospectus, dated September 2, 2022, and (c) 19,561,050 shares of Common Stock issued by the Issuer in connection with the Rights Offering.

CUSIP: 72814P109

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1	NAMES OF REPORTING PERSONS Rizvi Traverse Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,772,332
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,772,332
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,772,332 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.44% (2)
14	TYPE OF REPORTING PERSON OO

(1) Includes shares held directly by the Rizvi Traverse Entities. RTM-ICON is the manager of RT FF. Rizvi Traverse is the sole member of RTM-ICON, the general partner of each of ROEF (TI), ROEF I-B (TI), ROEF I-B and ROEF and the managing member of RTP LLC. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of Rizvi Traverse. Each of RTM-ICON, Rizvi Traverse, and Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by the Rizvi Traverse Entities, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(2) Based on 71,708,659 shares of Common Stock, which is the sum of (a) 45,790,268 shares of Common Stock outstanding as of November 3, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2022, (b) 6,357,341 shares of Common Stock issued by the Issuer on or about January 24, 2023 pursuant to the offering contemplated by the prospectus supplement, dated January 24, 2023, and accompanying prospectus, dated September 2, 2022, and (c) 19,561,050 shares of Common Stock issued by the Issuer in connection with the Rights Offering.

CUSIP: 72814P109

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1	NAMES OF REPORTING PERSONS Rizvi Opportunistic Equity Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,323,656
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,323,656
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,323,656 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.97% (2)
14	TYPE OF REPORTING PERSON OO

(1) Includes shares held directly by ROEF II. RT GP II is the general partner of ROEF II. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of RT GP II. Each of RT GP II and Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by ROEF II, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(2) Based on 71,708,659 shares of Common Stock, which is the sum of (a) 45,790,268 shares of Common Stock outstanding as of November 3, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2022, (b) 6,357,341 shares of Common Stock issued by the Issuer on or about January 24, 2023 pursuant to the offering contemplated by the prospectus supplement, dated January 24, 2023, and accompanying prospectus, dated September 2, 2022, and (c) 19,561,050 shares of Common Stock issued by the Issuer in connection with the Rights Offering.

CUSIP: 72814P109

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1	NAMES OF REPORTING PERSONS Rizvi Traverse GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,323,656
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,323,656
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,323,656 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.97% (2)
14	TYPE OF REPORTING PERSON OO

(1) Includes shares held directly by ROEF II. RT GP II is the general partner of ROEF II. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of RT GP II. Each of RT GP II and Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by ROEF II, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(2) Based on 71,708,659 shares of Common Stock, which is the sum of (a) 45,790,268 shares of Common Stock outstanding as of November 3, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2022, (b) 6,357,341 shares of Common Stock issued by the Issuer on or about January 24, 2023 pursuant to the offering contemplated by the prospectus supplement, dated January 24, 2023, and accompanying prospectus, dated September 2, 2022, and (c) 19,561,050 shares of Common Stock issued by the Issuer in connection with the Rights Offering.

CUSIP: 72814P109

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This Amendment No. 5 (“Amendment No. 5”) to Schedule 13D supplements and amends the Statement on Schedule 13D of the Reporting Persons (as defined below) originally filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2021, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on June 16, 2021, Amendment No. 2 to Schedule 13D filed with the SEC on November 22, 2021, Amendment No. 3 to Schedule 13D filed with the SEC on March 8, 2022 and Amendment No. 4 to Schedule 13D filed with the SEC on March 18, 2022 (as amended, the “Statement”). The Statement relates to the shares of common stock, $0.0001 par value per share (the “Common Stock”), of PLBY Group, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 10960 Wilshire Blvd., Suite 2200, Los Angeles, California 90024. The Common Stock is listed on The Nasdaq Global Market and trades under the symbol “PLBY.”

This Amendment No. 5 is being filed to report that on February 1, 2023, the Reporting Persons acquired additional shares of Common Stock following the exercise of subscription rights in connection with the Issuer’s rights offering to holders of Common Stock, as described in the Issuer’s prospectus supplement filed with the SEC on January 9, 2023, as supplemented, and a related prospectus, dated September 2, 2022, filed with the SEC, relating to the Issuer’s registration statement on Form S-3 (File No. 333-267273) (the “Rights Offering”).

Except as otherwise set forth in this Amendment No. 5, the information set forth in the Statement remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 5. This Amendment No. 5 should be read together with the Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended to add the following:

On February 1, 2023, the Issuer announced the closing of the Rights Offering, pursuant to which the Issuer issued an aggregate of 19,561,050 shares of Common Stock, at a subscription price of $2.5561 per share, for total gross proceeds of $50 million. ROEF II purchased 7,254,592 shares of Common Stock, RTP II LLC purchased 286,451 shares of Common Stock, the Rizvi Traverse Entities purchased 3,427,744 shares of Common Stock, entities controlled by Mr. Suhail Rizvi purchased 52,782 shares of Common Stock and entities controlled by Mr. John Giampetroni purchased 52,782 shares of Common Stock, at an aggregate purchase price of $28,307,149, through the exercise of subscription rights in the Rights Offering. Entities controlled by Mr. Suhail Rizvi and entities controlled by Mr. John Giampetroni provided the funds for the purchase of shares of Common Stock in the Rights Offering.

Item 5.	Interest in Securities of the Issuer

The responses set forth on rows 7 through 13 of the cover pages of this Statement, as of the date hereof, and Item 3 are incorporated by reference in this Item 5.

(a) and (b) – The following responses are based on 71,708,659 shares of Common Stock, which is the sum of (i) 45,790,268 shares of Common Stock outstanding as of November 3, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2022, (ii) 6,357,341 shares of Common Stock issued by the Issuer on or about January 24, 2023 pursuant to the offering contemplated by the prospectus supplement, dated January 24, 2023, and accompanying prospectus, dated September 2, 2022, and (iii) 19,561,050 shares of Common Stock issued by the Issuer in connection with the Rights Offering.

(c) – Except as set forth in this Statement, no Reporting Person has effected any transaction in the Common Stock in the 60 days preceding the date hereof.

(d) – Not applicable.

(e) – Not applicable.

Item 6.	Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer

In connection with the Rights Offering, the Issuer entered into a standstill agreement (the “Standstill Agreement”) with ROEF, ROEF (TI), ROEF I-B, ROEF I-B (TI), ROEF II, Rizvi Traverse Partners LLC, RTP II LLC and RT FF (collectively, “RTM”) pursuant to which, among other limitations, RTM and their affiliates agreed not to purchase shares of Common Stock, such that RTM and their affiliates’ ownership would exceed 29.99% of the Issuer in the aggregate following any acquisition of Common Stock during the standstill period. The standstill period means any period from and after January 30, 2023 in which RTM and their affiliates collectively own, beneficially or of record, more than 14.9% of the total outstanding shares of Common Stock.

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The foregoing description of the Standstill Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Standstill Agreement, a copy of which is filed as Exhibit 99.8 hereto and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits hereto:

99.1*	Form of Subscription Agreement, dated as of September 30, 2020, by and among Mountain Crest Acquisition Corp and certain institutional and accredited investors (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 1, 2020).

99.2*	Form of Registration Rights Agreement dated as of September 30, 2020, by and among Mountain Crest Acquisition Corp and certain institutional and accredited investors (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 1, 2020).

99.3*	Investor Rights Agreement, dated as of February 10, 2021, by and among PLBY Group, Inc. and RT-ICON Holdings LLC (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 16, 2021).

99.4*	Amended and Restated Registration Rights Agreement, dated as of February 10, 2021, by and among PLBY Group, Inc., RT-ICON Holdings LLC, and each of the other shareholders whose names are listed on Exhibit A thereto (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 16, 2021).

99.5*	Form of Lock-Up Agreement, dated as of February 10, 2021, by and among PLBY Group, Inc. and RT-ICON Holdings LLC (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 1, 2020).

99.6*	Director Voting Agreement, dated as of February 10, 2021, by and among PLBY Group, Inc., RT-ICON Holdings LLC and Drawbridge Special Opportunities Fund LP (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 16, 2021).

99.7*	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act

99.8*	Standstill Agreement, dated as of January 30, 2023, by and among PLBY Group, Inc. and affiliates of Rizvi Traverse Management (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 2, 2023).

 * Previously filed.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023	By:	/s/ Suhail Rizvi

Dated: February 10, 2023	By:	/s/ John Giampetroni

Dated: February 10, 2023	Rizvi Opportunistic Equity Fund II, L.P. By: Rizvi Traverse GP II, LLC, its General Partner

	By:	/s/ Suhail Rizvi
	Name:	Suhail Rizvi
	Title:	Managing Director

Dated: February 10, 2023	Rizvi Traverse Management, LLC

	By:	/s/ Suhail Rizvi
	Name:	Suhail Rizvi
	Title:	Chief Investment Officer

Dated: February 10, 2023	Rizvi Traverse GP II, LLC

	By:	/s/ Suhail Rizvi
	Name:	Suhail Rizvi
	Title:	Managing Director